Exhibit 10.1

PRESS RELEASE

Magic Software outperforms the industry with its new, revolutionary
Rich Internet Application Platform

Magic Software’s developers’ community to gain swift path to latest Web 2.0 standards

Or-Yehuda, Israel, May 20, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a provider of business integration, application development and deployment tools, today announced that the next generation of its eDeveloper composite application platform (code named G5) will become commercially available in June 2008. Magic Software’s G5 is the industry’s first platform that lets developers use a single paradigm to develop a Rich Internet Application (RIA) that abstracts the Client and Server partitioning, and also can deploy in a hybrid mode – on-premise as well as on-demand. G5 lets Magic application owners and ISVs extend their service and product offerings to include Rich Internet Applications, while significantly lowering the application maintenance and delivery costs.

Building upon its proven and reliable eDeveloper V10 composite application platform (highlighting Event Driven and Service Oriented Architecture) and iBOLT BPM Suite, Magic Software’s G5 provides direct compatibility with existing eDeveloper V10 applications. The June 2008 release will include support for Rich Internet Application development and hybrid deployment. The following release, to be released by end 2008, will add platform level and process based multi-tenancy, and support for additional Client types (in particular mobile clients and improved browser based clients). It will extend its alignment with industry standards by enabling the incorporation of .NET controls and assemblies, and the freedom to utilize any ..NET-based software extensions. Furthermore, it will address Software-as-a-Service (SaaS) related administrative functions allowing full SaaS delivery capabilities.

Magic Software’s G5 outperforms the industry on multiple accounts:

G5 development paradigm significantly reduces the development cost and complexity of Rich Internet Application development. The need to develop separately the Client- and Sever-side as well as the communication tier is an inherent obstacle to Rich Internet Application development applications. With G5, application development continues to focus on the business requirements and the rich user experience, while the partitioning into the different technical tiers is done by the platform. This results in substantial productive gains and cost savings in terms of human resources, time to delivery, maintenance and agility.

Another industry-first is the hybrid deployment capability – all the various deployment modes (Desktop, Client/Server, HTML Web Applications and Web2.0 Rich Internet Applications ) are defined in the same application metadata and development project – meaning that application changes can be done once and are automatically propagated in any deployment mode. Here again, G5 provides application owners significant cost savings and a lower TCO.

A third high-impact is the seamless compatibility with existing eDeveloper V10 applications. This means that tens of thousands of vertical business applications can be easily and rapidly migrated to become available over the Web, while at the same time catering for the existing on-premise installed base. This responds to one of the main challenges of the SaaS wave, which is the availability of RIA applications. Magic expects that many of its ISV’s would start upgrading their solutions to become Rich Internet Applications, becoming available for SaaS deployment with the second release of G5. That would make available for Platform-as-a-Service providers using G5 one of the richest and most global application portfolio in the industry, while opening up the new SaaS market to Magic Software’s ISV community.

SaaS providers and ISV’s who evaluated early versions of G5 found it the most cost effective alternative for developing and maintaining Rich Internet Business Applications.

“Rich Internet Applications and On-Demand software represent a turning point for software users and producers. The industry is receiving an application platform that fully caters to these new software and service requirements while continuing to preserve investments in traditional software solutions,” said Avikam Perry, Magic Software’s Chief Technology Officer and Vice President of Products.

G5 addresses the key industry challenges of offering a rich user interaction, a lightweight runtime footprint, compatibility with established skills and tools, abstraction of server and client aspects, and support for enterprise-class aspects such as manageability, security, performance and scalability.

Guy Bernstein, Active Chairman of Magic Software, added “Magic Software’s engineering and product development team has been working closely with our customers and partners to deliver a comprehensive platform that provides all the functionality required to deliver both client/server and on-demand, rich internet applications. G5 means that thousands of vertical business applications could be delivered as web applications with a marginal effort, opening new business perspectives to our entire ecosystem.”

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a leading provider of business integration, application development and deployment tools. Magic Software has a presence in over 50 countries as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP, salesforce.com, IBM and Oracle. For more information about Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of Formula Systems in the Emblaze Group of companies.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Press contacts:

In North America:	In Europe:
Cathy Caldeira	Arita Mattsoff
Metis Communications	Magic Software Enterprises
Tel: +1-617-236-0500	Tel: +972 (0)3 538 9292
magicsoftware@metiscomm.com	arita@magicsoftware.com